Exhibit 2.3

Description of Securities

Our ADSs have been trading on The Nasdaq Capital Market under the symbol “MRM” since December 29, 2020. Prior to that date, there was no public trading market for our ADSs. Our initial public offering was priced at $15.00 per share on December 28, 2020.

Name of each exchange on which
Title of each class	Trading Symbol	registered
American Depositary Shares, each
representing one common share	MRM	The Nasdaq Stock Market LLC
Common Shares, no par value*		The Nasdaq Stock Market LLC

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by our common shares and one Class A share as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares. Our Articles of Incorporation has been filed as exhibit 3.1 to Form F-1 (File No. 333-250762) filed with the SEC on December 22, 2020 and is hereby incorporated by reference into this Annual Report.

Description of Our Share Capital (Item 9.A.5 of Form 20-F)

As of December 31, 2020, our authorized capital stock consisted of 10,000,000 shares, of which 9,999,999 were common shares and one was the Class A share, and there were 4,737,500 common shares and one Class A share outstanding.

All currently outstanding common shares and the Class A share are fully-paid and non-assessable, and our common shares underlying the ADSs to be issued in this offering will be fully-paid and non-assessable.

Changes in Capital

Under our articles of incorporation, any changes in capital, such as a share issuance, stock split, consolidation of shares, or issuance of share options, among others, require a majority vote of our common shareholders and a resolution of the Class A shareholder(s), as set described under “—Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings (Item 10.B.3 of Form 20-F)

Our articles of incorporation provide that each annual meeting of our shareholders must be held within three months after the end of each fiscal year. Our fiscal year ends on December 31, and therefore, we must hold our annual shareholders’ meeting by the end of March of each following year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, stock purchase requests, treasury stock purchases, purchases of an entire class of shares, demands for share sales by heir, stock consolidations, and amounts paid for the offered shares. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Special Voting and Consent Rights (9.A.6 of Form 20-F)

Class A Voting Rights.   Our founder, Mr. Kouji Eguchi, who is also our Chief Executive Officer and a director, holds a single Class A share of our Company. The Class A share is the only Class A share outstanding and was issued to Mr. Eguchi in December 2015. Under our articles of incorporation, the Class A shareholder generally does not have any voting rights at general shareholders’ meetings. However, under our articles of incorporation, when a decision-making body of our Company is to adopt a resolution on any of the matters listed in (i) to (ix) below, such a resolution requires the Class A shareholder’s approval, which means that Mr. Eguchi has veto rights with respect to these matters. The following matters require Mr. Eguchi’s approval as the holder of the Class A share:

(i) request to sell shares to an heir, etc.;

(ii) consolidation of shares;

(iii) issuance of shares;

(iv) issuance of share options;

(v) dismissal of a corporate auditor;

(vi) reduction of stated capital;

(vii) issuance of a dividend of property other than cash;

(viii) amendment to our articles of incorporation, transfer of business, dissolution, or liquidation; and

(ix) change in organization, merger, share split, share exchange, or share transfer.

Consent Rights under Investment Agreements

Pursuant to the Investment Agreement, dated May 10, 2016, between us and Social Entrepreneur 2 Investment Limited Partnership (which we refer to as “SE 2 LP”), when a decision-making body of our Company is to adopt a resolution on any of the following matters, such a resolution requires the prior written approval of SE 2 LP: (i) filing for bankruptcy (or other similar procedures) by our Company; (ii) issuance of securities (including new shares) with a purchase price (or strike price, in the case of stock options or convertible bonds) of less than JPY2,000 (US$18.56) per share; and (iii) resignation of Mr. Eguchi as a director of our Company. This agreement will terminate upon consummation of the IPO and have no further effect.

Pursuant to the Investment Agreement, dated December 22, 2016, between us and CCC Marketing Co., Ltd. (which we refer to as “CCC”), when a decision-making body of our Company is to adopt a resolution on any of the following matters, such a resolution requires the prior written approval of CCC: (i) filing for bankruptcy (or other similar procedures) by our Company; (ii) acquisition of our own shares; and (iii) merger, share exchange, share transfer, business transfer, acceptance of business transfer, company split, or any other business combination or capital alliance with a third party. This agreement will terminate upon consummation of the IPO and have no further effect.

Rights of Other Types of Securities (Item 9.A.7 of Form 20-F)

Not applicable.

Pre-Emptive Rights (Item 9.A.3 of Form 20-F)

Holders of common shares have no pre-emptive rights under our articles of incorporation.

Dividend Rights

We may issue dividends upon a resolution of our common shareholders. However, if the dividend is to be issued in property other than cash, the approval of the Class A shareholder(s) is also required. We have not issued dividends to our shareholders since the incorporation of our Company.

Liquidation Rights

In accordance with the Companies Act and the Articles of Incorporation, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where a quorum of one-third of the issued and outstanding shares with voting rights is present. Liquidation is also a matter that requires the approval of the Class A shareholder(s).

Transfer Agent

Under Article 8 of our articles of incorporation, we are required to have a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. All affairs related to our shareholder and share option registries are delegated to the shareholder registry administrator and are not to be handled by our Company. The current shareholder registry administrator for our Company is Tokyo Securities Transfer Agent Co., Ltd.

Limitations on Liability

Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. In addition, our articles of incorporation permit us to exempt, by resolution of our board of directors, directors from liabilities arising in connection with any failure to execute their duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), to the fullest extent permitted by the Companies Act. Should our board of directors, exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such director or corporate auditor for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our independent directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

Articles of Incorporation

Objective of our Company under our Articles of Incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding Our Directors

With respect to the election of directors of our Company, each director must be voted in by a majority of our common shareholders entitled to vote at a common shareholders meeting where shareholders holding one-third or more of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

Rights of Shareholders of our Common Shares (Item 10.B.3 and 10.B.4 of Form 20-F)

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

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the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three years after the due date for payment according to a provision in our articles of incorporation;

•	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);
•	the right to receive surplus in the event of a liquidation; and
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the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the company’s assets and the book value of the company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights in connection with the election of directors and statutory auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one other shareholder who has voting rights as its proxy.

With respect to a special resolution, while the Companies Act generally requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, it allows a company to reduce the quorum for such special resolutions pursuant to its articles of incorporation to one-third (or greater than one-third) of the total number of voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

•	a reduction of the stated capital (except when a company reduces the stated capital within a certain amount as provided for under the Companies Act);
•	an amendment to our articles of incorporation;
•	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;
•	a dissolution, merger, or consolidation requiring shareholders’ approval;
•	a company split requiring shareholders’ approval;
•	a transfer of all or an important part of our business;
•	a takeover of the entire business of any other corporation requiring shareholders’ approval;
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issuance of new shares at a substantially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with substantially favorable conditions, to persons other than our shareholders; and

•	other material corporate actions provided in the Companies Act.

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

A shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting.

 Shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

•	apply to a competent court for removal of a director or a corporate auditor; and
•	apply to a competent court for removal of a liquidator.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities.

Shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

•	examine our accounting books and documents and make copies of them; and
•	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting.

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

•	the institution of an action to enforce the liabilities of our directors or corporate auditors;
•	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and
•	on our behalf, that a director cease an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened by our Chief Executive Officer based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of December 31 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i) from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii) from any of our subsidiaries, pursuant to a resolution of our board of directors.

In the case of any acquisition made by way of (i) above, any other shareholder may request within a certain period of time provided under the applicable ordinance of the Ministry of Justice before a shareholders’ meeting that we also purchase the shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of common shares does not exceed the market price of our common shares calculated by the method prescribed in the applicable ordinance of the Ministry of Justice.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares (Item 10.B.6, 10.B.7, 10.B.8, and 10.B.10 of Form 20-F)

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights, except for filing requirements with respect to an acquisition of shares by a Non-Resident of Japan under the Foreign Exchange and Foreign Trade Act of Japan and related regulations. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan.

There are no provisions in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our Company’s capital more stringent than is required by law.

Differences between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

With respect to Items 10.B.2-10.B.8, the Company has identified in the responses above where provisions of the Companies Act applicable to the Company is significantly different from the comparable Delaware law.

Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”) regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

•	individuals who are Non-Residents of Japan;
•	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
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companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;

•	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:
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50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above; and

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a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B).

•	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our Digital Preventative Healthcare Segment could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount and during the period indicated in the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY 30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

American Depositary Shares (Item 12.D.1 and 12.D.2 of Form 20-F)

The Bank of New York Mellon, as depositary, register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents one common share (or a right to receive one common share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of our common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see the section entitled “Memorandum and Articles of Association—Documents on Display” in the Company’s annual report on Form 20-F.

Dividends and Other Distributions

How will you receive dividends and other distributions on our common shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent.

Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Certain Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

  Shares.   The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell common shares which would require it to deliver a fraction of an ADS (or ADSs representing those common shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares. The depositary may sell a portion of the distributed common shares (or ADSs representing those common shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.   If we offer holders of our common shares any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

Subject to the pre-clearance requirement described below, the depositary will deliver ADSs if you or your broker deposits our common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

What are the pre-clearance requirements for Foreign Investors to acquire or hold the underlying common shares directly rather than through the depositary?

Under recent amendments in 2019 to FEFTA, a proposed transferee of our common shares who is a Foreign Investor (as defined under FEFTA) must submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our common shares, which approval may take up to 30 days and could be subject to further extension. Prior to accepting common shares for deposit in return for the issuance of ADSs, the depositary, which is considered a Foreign Investor for purposes of FEFTA, must obtain pre-clearance from the Japanese governmental authority. Accordingly, investors wishing to deposit common shares with the depositary for the issuance of ADSs should notify the depositary at least 30 days prior to such deposit to allow time for the depositary to apply for any required pre-clearance, if not already obtained. The depositary will not accept any common shares for deposit until any required pre-clearance has been obtained. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited common shares should apply for pre-clearance at least 30 days in advance of such surrender. The depositary will not accept surrender of ADSs for the purpose of withdrawal of common shares until it receives assurances satisfactory to the depositary that any required pre-clearance for the delivery of the common shares to a Foreign Investor has been obtained.

How can ADS holders withdraw the deposited securities?

Subject to the pre-clearance requirement described above, you may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver our common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the common shares. However, you may not know about the meeting enough in advance to withdraw the common shares. The depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of ADSs of certain ADS holders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your common shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing common
shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our common shares from an exchange outside the United States on which they were listed and do not list the common shares on another exchange outside the United States;
•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;
•	we appear to be insolvent or enter insolvency proceedings;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Common shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying common shares at any time except:

• when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common shares;

• when you owe money to pay fees, taxes and similar charges; or

• when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.